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                                                                 Exhibit (a)(10)

                  [LIBERTY COMMUNICATIONS BULLETIN LETTERHEAD]

TO:       All Employees

DATE:     Feb. 10, 1998

SUBJECT:  Liberty announces self-tender offer for up to 2 million shares

Liberty Corporation today announced a self-tender offer, authorized by the board of directors, to repurchase up to 2 million shares of Liberty common stock (and associated preferred stock purchase rights) at a price to be set between $45.50 and $52.00 per share. This "Dutch auction" offer expires at midnight on Wednesday, March 11, 1998.

WHAT'S A "DUTCH AUCTION" AND HOW DOES IT WORK?
This type of self-tender offer is called a "Dutch auction" because it is similar to the way Dutch flower dealers set the prices for their bulbs. Rather than set a fixed price for its shares, a company involved in such an offer asks sellers to offer their own price within the specified range at which they would be willing to sell their shares.

At the end of the tender period, the company decides the lowest price that will allow it to purchase 2 million shares or a lesser amount if fewer than 2 million shares are tendered. The company then accepts all shares validly tendered at or below that price and not withdrawn (all accepted shares get the same price). In this way the company can let the market set the price, rather than risk offering too much.

Liberty is tendering for its own shares because management views the stock as an excellent investment. A stock repurchase is an effective way for Liberty to use proceeds from the sale of Pierce National Life. And management feels such a stock repurchase will result in a stronger and more efficient capital structure.

HOW MAY I PARTICIPATE?
Any employee who holds Liberty stock may participate in the tender offer. Liberty's directors and executive officers have informed us that they do not intend to tender any shares. For those employees who have invested in Liberty stock in either the Liberty or the Cosmos retirement and savings plans, the relevant plan committee will decide whether to participate in the tender offer. Specifically, the plan committee will determine whether to tender shares and, if so, at what price. A benefits bulletin addressing this issue will be sent to employees this week.

If you hold Liberty stock outside of Liberty retirement plans or have vested stock options, you will receive materials that more fully describe the self-tender offer and the mechanics. If you have questions after you receive these materials, you should call the information agent at the toll-free number provided in the materials. You may also call Sophie Vergas, Legal, at (864) 609-8398.

Please note that Liberty and its board of directors will not make any recommendation to any shareholder, including employees, about whether to tender all or any shares. Each stockholder must make his or her own decision. In addition, each stockholder considering whether to tender should consult a tax advisor regarding the particular consequences of selling shares under the offer, including the application of foreign, state, local or other tax laws.

/s/ Michael


Attachment: News release on tender offer